Shanda Online Appoints Xu Chaojun Chief Operating Officer

SHANGHAI, Jan. 11 /PRNewswire-Asia/ — Shanda Online Holdings Limited (“Shanda Online”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (Nasdaq: SNDA) (“Shanda” or the “Company”), today announced the appointment of Mr. Xu Chaojun as its Chief Operating Officer.

Prior to joining Shanda Online, Mr. Xu served as vice president of Oak Pacific Interactive from 2006 to 2009 and was in charge of Xiaonei.com, now named Renren.com, which he helped to develop into one of the country’s largest and most influential SNS websites. Mr. Xu was a co-founder of Chinaren.com and subsequently served in various positions including technology director at Sohu.com from 2000 to 2005 after it acquired Chinaren.com in 2000.

Mr. Xu enrolled in Tsinghua University at the age of 16, and graduated with a Bachelor of Science degree in computer science.

Ms. Judy Wang, CEO of Shanda Online commented, “We are pleased to have Mr. Xu Chaojun join Shanda Online as Chief Operating Officer. Shanda Online is committed to provide premium services to its business partners and users. Mr. Xu’s profound internet industry experience will help Shanda Online continue to strengthen its community features and enhance user experiences.”

Mr. Xu commented, “I am excited to serve in this new role. Shanda Online has been widely recognized in the industry as a leading service platform for interactive entertainment content. I look forward to working with Shanda Online’ s excellent management team to provide comprehensive and integrated services to our users.”

About Shanda Online

Shanda Online Holdings Limited (“Shanda Online”) is an integrated online value-added service platform. Through its infrastructure, which includes a digital content delivery (“DDS”) system, a customer relationship management (“CRM”) system and a promotion-payment community (“PPC”) system, augmented by a world-class security system, Shanda Online provides full supporting services to the operators of various interactive entertainment contents. Shanda Online is a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA).

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda Interactive”) is a leading interactive entertainment media company in China. Leveraging its integrated interactive services platform, Shanda Interactive offers a diversified portfolio of high quality content through its subsidiaries and affiliates, including Shanda Games, Shanda Literature, Hurray!, and various other online community and business units. The broad variety of content ranges from massively multi-player online role-playing games (MMORPGs) and advanced casual games, to chess and board games, e-sports, cartoons, literature, film, television, mobile ringtones and music. By providing a centralized platform through which Shanda Interactive can deliver its own content as well as third-party content, Shanda Interactive allows its users to interact with thousands of other users while enjoying some of the best entertainment content available in China today. Shanda Interactive: “Interaction enriches your life”. For more information about Shanda Interactive, please visit http://www.snda.com .

For more information, please contact:

Shanda Interactive Entertainment Ltd.

Vivian Chen

Elyse Liao

Phone: +86-21-5050-4740 (Shanghai)

Email: IR@snda.com

Christensen

China:

Paul Collins

Phone: +86-21-6468-0334

Email: pcollins@christensenir.com

United States:

Mike Houston

Phone: +1-212-618-1978

Email: mhouston@christensenir.com

SOURCE Shanda Interactive Entertainment Limited